ENDEXX CORPORATION

38246 North Hazelwood Circle

Cave Creek, Arizona 85331-1749

480-595-6900

August 4, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Suying Li

Re:	Endexx Corporation
Form 10-K for the Fiscal Year Ended September 30, 2022
Filed January 13, 2023
Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2022
Filed June 9, 2023
File No. 000-30233

Ladies and Gentlemen:

Endexx Corporation (the “Company”) is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 15, 2023 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for its fiscal year ended September 30, 2022, filed January 13, 2023 (the “Original 10-K”), its first amended Annual Report on Form 10-K, filed June 9, 2023 (the “First Amended 10-K”), and its second amended Annual Report on Form 10-K, filed August 4, 2023 (the “Second Amended 10-K”).

For the ease of Staff, the comments from the Comment Letter have been transcribed and the Company’s responses are set forth immediately following the comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2022

Item 8. Financial Statements and Supplementary Data, page 32

1.	Your financial statements for the fiscal year ended September 30, 2022 appear to be materially inconsistent with your previously issued financial statements for the same period. Please clearly identify these financial statements as “restated” and provide appropriate disclosures required by ASC 250-10-50-7. In addition, please file an Item 4.02 Form 8-K for non-reliance on your previously issued financial statements.

Response:

The Company’s financial statements for the fiscal year ended September 30, 2022 as provided in the Original 10-K were materially different from its financial statements provided in the First Amended 10-K and the Second Amended 10-K for the reasons set forth in the Company’s Current Report on Form 8-K, filed July 20, 2023. The financial statements provided in the First Amended 10-K and the Second Amended 10-K are the same, except for the inclusion of new Note 13 that details the economic differences between the financial statements provided in the Second Amended 10-K and those provided in the Original 10-K, along with an explanation of the differences and an updated audit report.

Further, the Company filed an Item 4.02 8-K for non-reliance on its previously issued financial statements on July 20, 2023.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Suying Li

August 4, 2023

Report of Independent Registered Public Accounting Firm, page F-1

2.	Please have your auditor revise their audit report to include an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of a misstatement and make reference to the disclosure of the correction of the misstatement in the footnotes to the financial statements. Refer to paragraphs .9 and .16-.17 of AS 2820 and paragraph .18 of AS 3101.

Response:

The audit report provided in the Second Amended 10-K follows the guidance provided by Staff in the conference call with the Company and its auding firm on July 12, 2023.

If Staff should have any further questions or comments regarding this issue, please feel free to contact the undersigned or Randolf W. Katz at 949-697-3103.

Thank you for your ongoing courtesy and assistance in this matter.

Very truly yours,

ENDEXX CORPORATION

By:	/s/ Todd Davis
Todd Davis
Chief Executive Officer